

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Adam Metz
Chief Executive Officer
New GGP, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

> **Re:** **New GGP, Inc.**
> **Registration Statement on Form S-11**
> **Filed July 15, 2010**
> **File No. 333-168111**

Dear Mr. Metz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

2. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

3.   The prospectus contains jargon and technical terms that make it difficult for investors who are not familiar with your business to understand you offering. For example purposes only, we note the following:

- "first to market stores," page 4;

- "occupancy costs," page 7;

- "minimum rent," page 18;

- "subject to compromise," page 95;

- "re-leasing spreads," page 118;

- "plan recovery metrics," page 151; and

- "pari passu," page 163.

Please revise your document and replace technical jargon with descriptions so that an ordinary investor can better understand your disclosure. Instead of using industry jargon, explain these concepts in concrete, everyday language. If you must use industry-specific terms, please explain the meaning of the terms the first time they are used.

4.   Please revise to provide a discussion of dilution, as required by Item 506 of Regulation S-K, or tell us why you believe the additional disclosure is not applicable.

Prospectus Cover Page

5.   Please confirm that your prospectus cover will fit on a single page. Please refer to Item 501(b) of Regulation S-K.

6.   The prospectus summary should immediately follow the prospectus cover page and table of contents. Please relocate the other disclosure that currently appears before your summary to a more appropriate location of the prospectus.

Market Information, page ix

7.   We note the statement that market information included in your prospectus could prove inaccurate. This disclaimer is not appropriate because the issuer is responsible for all of the disclosure included in the prospectus. Please revise to remove the disclaimer.

Prospectus Summary, page 1

8.   We note that you have provided a glossary of defined terms. In addition to the glossary, please ensure that each term is defined or described the first time you use it in the prospectus.

9.   Your summary currently contains a lengthy description of your business, competitive
        strengths, and business strategy. Further, we note the identical disclosure appears later in
        your prospectus. In the summary, you should carefully consider and identify those
        aspects of the offering that are the most significant and determine how to best highlight
        those points in clear, plain language. The summary should not include a lengthy
        description of the company's business, competitive strengths, and business strategy. This
        detailed information is better suited for the body of the prospectus. If you want to
        highlight key aspects of your business strategy, consider listing these in a bullet-point
        format, with one sentence per bullet point. See Item 503(a) of Regulation S-K.

Our Business, page 2

10.   We note that you present Mall and Other Rental NOI for the year ended December 31,
        2009, which excludes certain properties. Please additionally reconcile this amount to
        NOI presented on page 19.

Our Other Rental Properties, page 4

11.   Please disclose the status of any intended sales of your strip shopping centers and stand-
        alone office buildings and clarify if any of these sales are currently probable. If any of
        these sales are probable, please tell us why the sales were not reflected in the pro forma
        financial statements or within the audited financial statements.

Competitive Strengths, page 4

12.   We note that the disclosure under the subheading "Restructured, Flexible Balance Sheet"
        and on page 5 under "Business Strategy" describes various debt levels, maturities, and
        ratios that you expect to achieve upon consummation of the Plan. Please balance this
        disclosure with a description of current amounts.

Funding of the Plan, page 9

13.   Please revise to clarify the amount that will be needed to fund distributions to be made
        pursuant to the Plan.

14.   Refer to the first full paragraph on page 11. We note that one condition to the mandatory
        exchange of notes is the closing under the investment agreement with Brookfield
        Investor. Please revise to clarify whether the closing of investment agreements with the
        other plan sponsors is also a condition. If not, please describe the impact on the Plan if
        you do not close on the investment agreements with all plan sponsors. Also, please
        revise to clarify the effect on note holders if these conditions are not satisfied.

Adam Metz
New GGP, Inc.
August 19, 2010
Page 4

15.   We note your disclosure on page 11 that you intend to enter into a revolving credit facility providing for loans that will not be used to consummate the plan of reorganization. Please tell us whether entrance into this credit facility is part of your plan of reorganization and whether it is a condition to your investment agreements.

Corporate Structure, page 13

16.   Please revise the chart on page 13 to reflect Spinco or tell us why you believe Spinco is not relevant to the corporate structure contemplated by the Plan.

17.   We note that footnote 1 to your chart states that the public includes stockholders of Existing GGP and purchasers of your notes. Please revise to explain how the stockholders of Existing GGP will obtain their shares of New GGP.

Risk Factors, page 22

18.   Each risk factor should present only one discreet risk. We note that several of your risk factors contain multiple risks and therefore, they should be revised to present each separate risk under its own subheading. For example only, we note the following risk factors:

   • Economic conditions, especially in the retail sector may have an adverse effect…, page 22;

   • We invest primarily in regional malls and other properties…, page 23;

   • The Bankruptcy Court may not confirm the Plan, and if the Plan is confirmed…, page 29; and

   • Existing GGP's stock price historically has been, and the trading prices of the notes and shares of our common stock…, page 38.

Our debt contains restrictions and covenants, page 33

19.   Please revise this risk factor subheading to provide more detail about the risk being described.

Plan of Reorganization, page 41

20.   Please indicate when you expect the Plan of Reorganization to become effective and describe any material conditions that remain open.

21.   Please revise to provide a description of the spin-off transaction or tell us why you believe it should not be disclosed as part of the Plan of Reorganization.

Investment Agreements with the Plan Sponsors, page 42

22.   We note that the Plan Sponsors have agreed to provide a $1.5 billion backstop commitment for debt of New GGP. Please revise to clarify whether this refers to the current registered debt offering or a subsequent debt offering by New GGP. If the latter, please tell us whether the offering will be registered or the exemption from registration that you will rely on.

Spinco Rights Offering, page 43

23.   Please revise to clarify whether the Spinco rights offering will be registered under the Securities Act. If you are relying on an exemption from registration, please disclose the exemption and explain the factual basis for relying on the exemption. Similarly, please tell us the exemption from registration that you will rely on for a New GGP equity rights offering, for which the Plan Sponsors have provided a $500 million backstop, or disclose that this will be a registered offering.

Conditions to Investment Agreements, page 44

24.   We note disclosure on pages 11 and 51 indicating that you expect to enter into a new $1.5 billion secured term loan to fund a portion of the Plan. Please tell us whether obtaining this loan is a condition to the investment agreements. If so, please revise to disclose the condition.

25.   Several of your bullet points are dense and difficult to follow because you provide lists of information embedded in the text and you use parenthetical phrases that disrupt the flow of information. As a result, investors may have to read these bullet points several times to understand the disclosure. For example, we note the last bullet point on page 45, the two bullet points on page 46, and the first bullet point on page 47. Rather than including these lists in the paragraph, break them out into bullet points, with one bullet point for each list item. Reduce your use of parenthetical phrases by including these concepts in separate sentences.

26.   We note that throughout your registration statement you refer to the Hughes amount as the amount paid to the Hughes heirs pursuant to your Plan of Reorganization. We also note disclosure in the fourth bullet point on page 47, which refers to the Hughes heirs' obligations. Please clarify whether this disclosure is referring to the same obligation. Revise for consistency throughout.

Termination, page 47

27.   Please revise to discuss the effect on this offering if the Investment Agreement is terminated for any reason.

Spinco Note and Indemnity, page 51

28.   Please revise to provide an explanation of the terms Closing Date Net Debt, Target Net
        Debt, and the Hughes Amount, as they are used in this context. These terms appear to be
        material to an understanding of the Spinco Note and it is not appropriate to refer investors
        outside of the prospectus for the definitions of these terms.

Dividend Policy, page 59

Selected Historical Consolidated Financial Data, page 62

29.   We note the disclosure of your ratios of earnings to fixed charges on page 63 as well as
        your description of how you calculated the ratios on page 64. Please tell us how you
        have complied with Item 503(d) of Regulation S-K; specifically address your definition
        of "earnings" used in the ratios as well as your evaluation of the need for disclosure of
        pro forma ratios.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

30.   You disclose that the unaudited pro forma condensed consolidated financial information
        gives effect to several items including the effectiveness of the Plan. Please clarify if you
        have included the issuance of warrants provided for in the Investment Agreement as
        described on page 43 in these statements.

31.   You disclose that the structure of the Plan Sponsors' investments will trigger the
        application of the acquisition method of accounting. Please expand your disclosure to
        include a more detailed discussion of how you concluded that you met the criteria for
        applying the acquisition method of accounting. Please refer to FASB ASC 852-10-45-19
        through 21.

32.   Please also expand your disclosure to discuss the amount determined to be the "purchase
        price," the method used to determine the "purchase price," and the significant
        assumptions you relied upon to determine the amount as well as the sensitivity of those
        assumptions. Please refer to FASB ASC 852-10-50-7.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 68 and 69

33.   Please revise to include historical basic and diluted per share data based on continuing
        operations and pro forma basic and diluted per share data on the face of these statements.

Notes to Pro Forma Condensed Consolidated Balance Sheet, page 70

Plan Adjustments, page 70

34.   Please expand this disclosure to explain how you calculated each adjustment by line item in the Plan Adjustments column on the pro forma balance sheet. Please ensure that you describe the significant assumptions made by management in determining the appropriate amount of the adjustment and any sensitivity of these assumptions.

Acquisition Method of Accounting Adjustments, page 71

35.   Footnote (3) states that depreciable assets were marked to fair value. Please expand your disclosure to discuss the methods used to determine fair value and the significant assumptions you relied upon.

36.   Please expand your disclosure in footnote (4) to quantify the amounts allocated to the various intangible assets and liabilities. Also, discuss the methods and significant assumptions used to determine the fair value of these intangible assets.

37.   You disclose that the adjustments discussed in footnote (4) are depreciated or amortized over the estimated useful life or contractual term of the underlying asset or liability. Please disclose how you considered renewals when determining the amortization periods for above and below market leases.

38.   Please expand your disclosure in footnote (5) to discuss the methods and significant assumptions used to determine fair value of your Investments in and loans to/from Unconsolidated Real Estate Affiliates.

39.   Please disclose the average estimated market rate used to estimate the fair value of the of Existing GGP's debt separate from the rates already confirmed by the plans of reorganization. Please disclose the effect on your estimated fair value of any reasonable changes in that estimated market rate assumption.

Notes to Pro Forma Condensed Consolidated Statements of Operations, page 74

Plan Adjustments, page 74

40.   You disclose in footnote (1) that you have reversed expenses for strategic initiatives and all reorganization items. Please tell us your basis in Article 11 of Regulation S-X for reversing expenses related to strategic initiatives since it is not appropriate to eliminate nonrecurring items included in the underlying historical financial statements that are not directly affected by the transactions. As disclosed on page 21, we note that these expenses are pre-bankruptcy filing restructuring costs related to the design and restructuring of your balance sheet to create a sustainable long-term capital structure and the development of a long-term operational strategy.

41.   We note that you intend to enter into a new $1.5 billion five-year secured term loan to fund a portion of the Plan. Please disclose the assumed interest rate for this credit facility, the calculation of the adjustment for additional interest rate expense attributable to this facility, and the effect of a .125% plus or minus change in that assumed interest rate.

Acquisition Method of Accounting Adjustments, page 75

42.   Please revise your description of the adjustments to provide a calculation of the adjustments that tie directly to the pro forma income statements for the two periods presented.

43.   We note that you included adjustments to reverse the provisions for impairment in the pro forma statements of operations. Please tell us your basis in Article 11 of Regulation S-X for these adjustments since it is not appropriate to eliminate nonrecurring items included in the underlying historical financial statements that are not directly affected by the transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

44.   We note your disclosure on page 22 that some of your tenants have declared bankruptcy or voluntarily closed certain of their stores. Please expand your MD&A to specifically discuss how these bankruptcies and closings have affected you and your results of operations.

Distribution of Spinco, page 77

45.   Please revise to disclose, if true, that Existing GGP's distribution of Spinco to its existing shareholders will be exempt from registration under the Securities Act pursuant to Section 1145 of the Bankruptcy Code.

Results of Operations, page 81

46.   You disclose on pages 82 and 86 that other revenues include gains or losses on dispositions of certain property transactions. Please tell us your basis for including these gains or losses in revenues.

Three Months Ended March 31, 2010 and 2009, page 82

Retail and Other Segment, page 82

47.   We note your explanation for the $3.9 million decrease in minimum rents for the three
        months ended March 31, 2010 compared to the three months ended March 31, 2009.
        Your explanation notes a $7.5 million decrease in base rents, a $4.1 million decrease in
        temporary rental revenue, and an increase of $3.5 million in termination income. Please
        reconcile these amounts to the total decrease and revise accordingly.

Liquidity and Capital Resources, page 93

48.   Please clarify footnote 1 to your Contractual Cash Obligations and Commitments table on
        page 97. As written, it is unclear how $17.15 billion of long-term debt principal
        reconciles with the $7,615,187 in total long-term debt principle in your table.

Business, page 110

49.   Please revise to disclose your date of incorporation in Delaware.

Other Policies, page 119

50.   Please provide the disclosure required by Item 12 of Form S-11 for each activity listed in
        that Item.

Operating Data, page 138

51.   Please revise the footnotes to your table so that they correspond with the footnote
        references within the table. Also please revise your footnote to define average effective
        annual rental rate per square foot instead of average annual tenant sales per square foot.

52.   We note your disclosure on page 112 that on average, five retailers occupy 10% or more
        of the rentable square footage in Tier I Malls and six retailers occupy 10% or more of the
        rentable square footage in Tier II Malls. Please confirm that no single tenant accounts for
        more than 10% of your total rentable square footage. In the alternative, provide the
        information required by Item 15(b) and (d) of Form S-11.

Management

Board of Directors, page 140

53.   For each of your directors, please expand your disclosure to discuss the specific
        experience, qualifications, attributes or skills that led to the conclusion that the individual
        should serve as a director. See Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis

Introduction, page 145

54.   Please confirm to us that Existing GGP's NEOs are the same individuals in the same positions as those you have identified as executive officers of New GGP.

Compensation Philosophy and Policies, page 146

55.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Cash Bonus Awards, page 149

56.   We note that your compensation committee elected to awards Messrs. Metz and Nolan full discretionary bonuses for 2009 due to success in leading Existing GGP through the restructuring process while maintaining sound operations and performance. Please describe in greater detail the factors that led to an award of full bonus. For example, you should discuss how the committee measured success with regard to the restructuring process. See Item 402(b)(2)(v) of Regulation S-K.

Modified CVA Plan, page 149

57.   Please revise to explain in more detail why the Compensation Committee believed it was appropriate for executive officers to receive CVA Plan payouts that would achieve aggregate median market compensation. It is not clear how the Committee concluded that median compensation would be appropriate in light of Existing GGP's bankruptcy.

KEIP, page 151

58.   Please revise to explain in more detail how you calculate the recovery percentage. Please clarify your description of Plan Recovery Value and Market Recovery Value and how those values are applied to determine each executive officer's payout.

59.   Please tell us how you determined the total pool from which KEIP participants would be paid a distribution.

Property-Level Debt, page 167

60.   Please revise to disclose whether your property level debt is non-recourse.

Underwriting, page 184

61.   Please revise to disclose the various factors considered in determining the conversion price of the notes. Refer to Item 505 of Regulation S-K.

Tax Classification of the Notes, page 190

62.   Please tell us why you have not provided an opinion of counsel regarding the tax
        treatment of the notes. Refer to Item 601(b)(8) of Regulation S-K.

Taxation of New GGP, page 199

63.   In addition to the current disclosure, please ensure that counsel will opine that New
        GGP's contemplated method of operations will enable it to satisfy the REIT requirements
        for the year ending December 31, 2010. Also, please confirm that you will file the
        opinion of Arnold & Porter LLP as an exhibit to the registration statement and revise
        your exhibit index accordingly.

Legal Matters, page 210

64.   We note your disclosure on page 199 that Arnold and Porter LLP is your REIT counsel.
        Please add this law firm to your Legal Matters section, as appropriate.

General Growth Properties, Inc. – Audited Financial Statements, page F-5

Notes to Consolidated Financial Statements, page F-15

Note 2 – Summary of Significant Accounting Policies, page F-18

Reclassifications and Adoption of New Accounting Pronouncements, page F-18

65.   You disclose that you present redeemable noncontrolling interests at the greater of the
        carrying amount or the fair value as of each measurement date. Please tell us your basis
        in GAAP for this policy. Please refer to FASB ASC 480-10-S99-3.

General Growth Properties, Inc. – Unaudited Interim Financial Statements, page F-94

Notes to Unaudited Consolidated Financial Statements, page F-99

Note 1 – Organization, page F-99

Fair Value Measurements, page F-112

66.   You disclose that prior to emergence of the TopCo Debtors, all cash produced by the
        Special Consideration Properties is under the control of respective lenders and you are
        required to pay any operating expense shortfall. Please further discuss your ability to
        control these properties while subject to this agreement, clarify how the properties and
        their results of operations have been presented in your financial statements as of March
        31, 2010 and management's basis for doing so.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-3

67.   We note that the Investment Agreements with the Plan Sponsors and with Texas
        Teachers commit them to purchase your common stock. Please tell us why you have not
        included a description of these sales under the Investment Agreements in your disclosure.

Exhibits

68.   Please submit all remaining exhibits as promptly as possible. We will review the exhibits
        prior to granting effectiveness of the registration statement and may have further
        comments after our review. If you are not in a position to file your legal and tax opinions
        with the next amendment, please provide a draft copy for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Jessica Barberich at (202) 551-3782 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Matthew D. Bloch, Esq.
        Weil, Gotshal & Manges LLP
        Via Facsimile: (212) 310-8007